Exhibit 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Tonix Pharmaceuticals Holding Corp. for the registration of any combination of its common stock, preferred stock, warrants, or units having an aggregate initial offering price not exceeding $50,000,000 and to the incorporation by reference therein of our report dated March 8, 2013 (except for certain paragraphs of Note 15, as to which dates are May 1, 2013 and August 14, 2013), with respect to the consolidated financial statements of Tonix Pharmaceuticals Holding Corp. included in its Annual Report (Form 10-K/A) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ EISNERAMPER LLP

New York, New York

November 25, 2013